Exhibit 8.1

Canaan Inc.

List of Principal Subsidiaries

Subsidiaries	Place of Incorporation
Canaan Creative Global Pte. Ltd.	Singapore
Canaan Creative (HK) Holdings Limited	Hong Kong Special Administrative Region
Hangzhou Canaan Intelligence Information Technology Co., Ltd.	Hangzhou, China
Canaan Creative Co., Ltd.	Beijing, China
Langfang Creative Technology Co., Ltd.	Langfang, China
Canaan Convey Co., Ltd.	Beijing, China
Zhejiang Avalon Technology Co., Ltd.	Hangzhou, China
Canaan Bright Sight Co., Ltd.	Beijing, China
Canaan Creative (SH) Co., Ltd.	Shanghai, China
Canaan U.S. Inc.	United States
Canaan Creative International PTE. Ltd.	Singapore